SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

In relation to the news published by the press relating to the regulatory approvals under CELG Distribuição S.A.’s ("CELG D") privatization process, Centrais Elétricas Brasileiras S / A ("Company" or "Eletrobras") hereby clarifies to its shareholders and the market in general the following:

1.   Through the Market Announcement dated of November 30, 2016, the Privatization Auction Number 02/2016 of CELG D was held on the São Paulo Stock Exchange (“BMF&BOVESPA”) and ENEL BRASIL S/A was the successful bidder;

2.   In accordance with the Market Announcement aforementioned, in order to conclude the privatization of CELD D, the Successful Bidder should submit the result of the Auction, pursuant to the terms of the Privatization Auction Notice, to the approval of the Administrative Council for Economic Defense - CADE and to the approval of the National Agency of Electric Energy - ANEEL;

3.   CADE has already authorized the privatization.

4.   In relation to the Unconstitutional Action ("ADI") filed with the Supreme Court ("STF") arguing the unconstitutionality of the Law 19,473 / 2016, approved by the Assembly of the State of Goiás, signed by the governor of that state and that is in force, Eletrobras has been following the clarifications that are being provided to the Successful Bidder by the State of Goiás and Celg de Participações - CELGPAR.

5.   The Company expects to complete the privatization process once the aproval of ANEEL is granted.

Rio de Janeiro, January 24, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.